

Mail Stop 3561

July 15, 2016

Paul K. Danner, III
Chief Executive Officer
Alliance MMA, Inc.
590 Madison Avenue, 21st Floor
New York, NY 10022

    Re: Alliance MMA, Inc.
       Amendment No. 1 to
       Draft Registration Statement on Form S-1
       Submitted June 30, 2016
       CIK No. 0001674227

Dear Mr. Danner:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to prior comment 35. Please revise to designate throughout the filing the companies you have identified as co-predecessors.

Registration Statement Cover Page

2. Please revise to indicate that the offering is subject to Rule 415 of the Securities Act of 1933 by checking the applicable box and revise Part II of the registration statement to include the undertakings required by Item 512 of Regulation S-K.

Prospectus Cover Page

3. We note your response to prior comment 3 that the company intends to circulate a preliminary prospectus prior to effectiveness of the company's registration statement, and to make a final determination of the public offering price when it submits a request for acceleration of the effectiveness of the registration statement. However, we also note that you have not included a price range on your prospectus cover page. Refer to Instruction 1 to Item 501(b)(3) of Regulation S-K. Please tell us whether you have determined that the offering price will be $4.50, as reflected in the table on the prospectus cover page. In that regard, we also note your reference on page 5 to an "estimated" initial offering price of $4.50 per share.

4. We note your disclosure that you have applied to list your common stock on the Nasdaq Capital Market. Please advise which market standard the company intends to satisfy. Additionally, please advise whether you will have a listing approval at the time of effectiveness or if your listing approval will be subject to any conditions.

5. We note your disclosure that trading of your common stock on the Nasdaq Capital Market is expected to begin within five days after the initial issuance of the common stock. Please advise as to why trading in the newly issued shares may not begin until up to five days after the date of initial issuance of the common stock.

6. We note that you have granted the underwriter an over-allotment option. The use of an overallotment option, however, is not appropriate in an offering being conducted on a best efforts, minimum-maximum basis (i.e., it is used/appropriate only in offerings done on a firm commitment basis, which is not the case here). Please revise accordingly.

7. We note that you have revised your disclosure regarding the date by which you must sell the minimum number of shares or otherwise return funds to investors. Please revise to clarify such date. Refer to Rule 10b-9.

The MMA Industry, page 3

8. We note your disclosure that according to Repucom, the number of MMA fans worldwide is approximately 300 million, more than that of Major League Baseball's worldwide fan base. If you retain this disclosure in your next amendment, please provide us with a copy of the Repucom report and revise to clarify how the number of fans is measured in this context.

9. We note your statement that "[i]n terms of social media following, [you] estimate that the MMA fan activity on Facebook, Twitter and Instagram exceeds the combined results for MLB, NHL and NASCAR." If you retain such disclosure in your next amendment, please revise to provide the basis for such statement and describe how fan activity is measured in such context.

10. We note the statistics, financial results and other information regarding the Ultimate Fighting Championship, including your disclosure on page 3 regarding the UFC fan base, and your disclosure in the paragraph on page 3 beginning "[i] 2013, the UFC's annual revenues were approximately $483 million." We also note disclosure in your Business section on pages 42 and 43 regarding the business and financial results of UFC. Please tell us why you have included this information in your prospectus, and why you believe that it is material information for investors. For each such statement, please also provide us with a copy of the applicable report that has been highlighted with a corresponding key to indicate where support for the various statements may be found.

The Offering, page 6

11. We note your revised disclosure that your transfer agent will serve as the escrow agent in this offering. Please tell us how such arrangement complies with Exchange Act Rule 15c2-4.

Risk Factors, page 7

12. Please revise to include a risk factor to disclose that your auditors have issued a going concern opinion on your audited financial statements and that certain of the target companies have a going concern opinion on their audited financial statements.

Exhibit Index, page 70

13. Please refer to the agreements filed as Exhibits 10.8, 10.9 and 10.10. In each case, we note that the agreement references a termination right if the closing does not occur on or prior to June 30, 2016. As such date has passed, please advise whether the parties have extended the respective agreements and, if applicable, file any amendments. Please also revise your related prospectus disclosure, if applicable.

Exhibit 10.14

14. Please ensure that the terms of the escrow agreement are consistent with your prospectus disclosure, and comply with Exchange Act Rules 10b-9 and 15c2-4. For example, your prospectus disclosure indicates that the gross proceeds of this offering will be deposited at KeyBank N.A. However, Section 7 of the escrow agreement filed as Exhibit 10.14 indicates that funds will be held in bank accounts at Transfer Online, Inc.

You may contact Theresa Brilliant at (202) 551-3307 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Robert L. Mazzeo, Esq.